VIA EDGAR AND FEDERAL EXPRESS	JANET O. LOVE 312.443.0238 Fax: 312.896.6238 jlove@lordbissell.com

August 24, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	Mark Webb, Legal Branch Chief

Re:	Legacy Bancorp, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-126481

Ladies and Gentlemen:

On behalf of Legacy Bancorp, Inc. (“Legacy”), we are writing to respond to the comments set forth in the letter from Mark Webb, Legal Branch Chief, dated August 5, 2005 in connection with the Registration Statement referenced above. This letter should be read in conjunction with Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which was electronically submitted today via EDGAR.

For your convenience, two copies of Amendment No. 1 are being sent to the attention of Jonathan E. Gottlieb by overnight courier and have been marked to show changes from the initial filing of the Registration Statement on Form S-1 referenced above. References to page numbers in this letter are to page numbers in the marked courtesy copies Amendment No. 1.

Amended Form S-1 Comments

For your convenience, we have set forth below each of the Staff’s numbered comments, followed by the response of Legacy.

General

1.	Please note the updating requirements of Rule 3-12 of Regulations S-X when filing future amendments.

Legacy plans to be effective prior to the date it would be required to update financial statements under Rule 3-12 of Regulation S-X.

2.	Please include a signed and currently dated consent in your next amendment.

All required consents have been filed with Amendment No. 1 and are signed and currently dated.

Our Business Strategy, page 3

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3.	Please revise your discussion of cost control to discuss anticipated increases in expenses as a result of your becoming a public company including higher accounting fees, legal fees, and compliance costs.

Legacy has revised its disclosure on page 3 to discuss anticipated increases in expenses as a result of becoming a public company.

How We Determined the Offering Range, page 4

4.	Please provide more detail, on page 5, regarding the peer group analysis including, but not limited to, the following information:

•	describe the factors used to select the companies in the peer group; and

•	disclose the number of companies in the peer group.

Legacy has revised its disclosure on page 5 to discuss the factors used to select the companies in the comparable group and to disclose the number of companies in the comparable group, which is ten. This group has been defined as the comparable group, and corresponding changes have been made to clarify when this group is being referenced. Also see the response to comment 10.

5.	We note your statement, on page 5, that the appraisal will be updated. Please advise us as to when the appraisal will be updated. We note your statement, on page 5, that any changes to the appraisal would be subject to regulatory approval. Please disclose what regulatory approval you would require for changes to the appraisal.

Legacy has revised its disclosure on page 5 to state that the appraisal will be updated immediately prior to the consummation of the conversion. We are unable to give a definite date, as the consummation of the conversion is dependent on regulatory approvals, over which we have no control. Any change to the appraisal is subject to the approval of the Massachusetts Commissioner of Banks, and the disclosure has been revised accordingly.

You May Not Sell or Transfer Your Subscription Rights, page 11

6.	We note your intention to take legal action, including reporting persons to federal or state regulatory agencies, against anyone who sells or gives away their subscription rights. Please explain the basis for your taking legal action and explain the state and federal laws that would be violated by anyone who sells or gives away their subscription rights.

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The transfer of subscription rights is restricted by Massachusetts law. Specifically, prior to the completion of a conversion, Massachusetts regulations at 209 CMR 33.08(6)(a) prohibit the transfer of the legal or beneficial ownership of conversion subscription rights or the underlying securities to the account of another person. Legacy has revised the disclosure on page 12 to specify that Legacy would report persons attempting to sell or transfer subscription rights to the Massachusetts Commissioner of Banks.

The SEC has brought several enforcement actions against individuals for fraudulent transfers of stock or subscription rights in connection with mutual bank conversions, generally under Section 10(b) and Rule 10b-5 of the Exchange Act. For example, see Securities and Exchange Commission v. Robert R. Ross, et al., Civil Action No. 3:05CV01036(CFD) (D. Conn., filed June 28, 2005). Legacy has revised disclosure on page 12 to specify that Legacy would report persons attempting to sell or transfer subscription rights to the SEC.

Tax Consequences of the Conversion, page 13

7.	Please briefly define the terms “eligible account holders” and “supplemental eligible account holders.”

“Eligible account holders” are depositors with accounts at Legacy Banks with aggregate balances of at least $50.00 on April 30, 2004. “Supplemental eligible account holders” are depositors (other than officers, directors, trustees or corporators, as applicable, of Mutual Bancorp, Legacy Group or Legacy Banks, and their associates) with accounts at Legacy Banks with aggregate balances of at least $50.00 on June 30, 2005. We have revised the disclosure on page 10 in the Summary section under “Who May Order Shares of Common Stock in the Offering” to clearly define these terms.

Risk Factors, page 14

8.	Please revise the introductory paragraph to indicate that this section discloses all material risks. As sample comment 30 to Staff Legal Bulletin No. 7A, directs, you must disclose all risks that you believe are material at this time.

Legacy has revised disclosure on page 15 to delete the language that indicates risk factors may be found elsewhere in the prospectus. Thus, the revised wording indicates that all material risks are listed in the Risk Factors section.

Our Commercial Real Estate and Commercial Loans, page 14

9.	We note your statement that you have a smaller proportion of residential real estate loans in your loan portfolio than the average for savings institutions and your disclosure

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of the percentage of commercial real estate and commercial loans in your loan portfolio. Please disclose for savings institutions in New England the average percentage of residential real estate loans in their portfolio and the average percentage of commercial real estate and commercial loans. In addition, please disclose the percentage of residential loans in your loan portfolio. In addition, please revise the caption and the text to reflect the fact that these loans “do,” not “may,” expose you to increased credit risks.

Legacy has revised its disclosure on page 15 to address comment 9. Please note that we changed the disclosure to compare Legacy’s proportion of residential real estate loans to that of other savings institutions and banks in Massachusetts, rather than New England. Thus, the information presented relates to the average percentages for savings institutions and banks in Massachusetts.

Legacy has revised the risk factor caption and text to indicate our exposure to credit risk.

Our Return on Equity, page 17

10.	We note your statement that you expect your return on equity to be below the industry average for public thrifts. Please disclose the industry average. In addition, we note your reference to your “comparable peer group;” please describe this group.

Legacy has revised its disclosure on page 18 to provide the industry average for return on equity.

Legacy has deleted the reference to a “peer” group on page 18, so that the revised disclosure refers to the comparable group, which has now been clearly defined. A discussion of the comparable group appears on page 5 of the prospectus.

Selected Consolidated Financial Information of Mutual Bancorp and Subsidiaries, page 20

11.	Please revise to label your columns that present financial information as of and for the periods ended April 30, 2005 and 2004 as “unaudited.”

Legacy has revised its disclosure on pages 22 and 23 to label the interim period columns “unaudited.”

12.	Please revise this section considering Release No. 33-8350 including, but not limited to, the following:

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•	provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results;

•	identify and discuss key performance indicators, including non-financial performance indicators, that your management uses to manage the business and that would be material to investors;

•	include economic or industry-wide factors relevant to the company; and

•	provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks.

Legacy has expanded its disclosure in the Overview section on page 41 to address comment 12. The overview section discusses key financial indicators, management concerns and business strategy.

13.	Please revise the section to address how you will be affected by the conversion and your other plans including how your liquidity, capital resources and results of operations will be affected. Instruction 3 to Item 303(a) requires that the discussion and analysis shall “focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition” including “matters that would have an impact on future operations and have not had an impact in the past.”

Legacy has added a discussion on page 42 in the Overview section of the effect of the conversion on its financial condition, capital resources and results of operations.

14.	Please revise this section in its entirety to respond to Release No. 33-8350, which states that “MD&A requires not only a “discussion but also an analysis” of known material trends, events, demands, commitments and uncertainties. MD&A should not be merely a restatement of financial statement information in a narrative form.” Instruction 4 to Item 303(a) specifies that the discussion of material changes describe the causes of the changes and “shall not merely repeat numerical data contained in the consolidated financial statements.”

Legacy has revised MD&A to address comment 14. Additional disclosure has been included on pages 46 to 49 to provide management’s analysis.

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Market Area and Competition, page 48

15.	We note your discussion of your “national commercial real estate lending program.” Please disclose the number of states in which you have outstanding loans. We note your disclosure of the total amount of loans from this program; please disclose the amount of loans outstanding outside of Massachusetts and New York.

Legacy has revised disclosure on page 57 to state the number of states in which Legacy has outstanding loans and the amount of loans outstanding outside of Massachusetts and New York.

16.	Please estimate the number of competitors and your competitive position, as required by Item 10(c)(1)(x). Please provide more detail regarding your competitors including their size, resources, expertise, and customer base. In addition, please explain both positive and negative factors pertaining to your competitive position, as required by Item 101(c)(1)(x). Since interest rates that you charge for loans and that you offer for deposits are a principal method of competition, please discuss how your compete with larger more established financial institutions with more resources and higher volume of deposits and loans than you.

Legacy has revised disclosure on page 57 to describe its principal competitors and their asset size.

Legacy has also provided disclosure on page 57 in the Overview section regarding the marketing of its relationship banking package, the LifePath Savings accounts, in order to increase deposits. In addition, Legacy has revised disclosure on page 57 to state that Legacy will continue to competitively price deposits and expand into new markets to achieve deposit growth.

Lending Activities, page 48

17.	We note your disclosure on page 49 that your current practice is to sell almost all newly originated fixed-rate 10, 15 and 30 year loans in the secondary market. Please revise to quantify the amount, if any, of loans sold to the FHLBB during the periods presented. To the extent that you do sell loans to the FHLBB, please revise to discuss any retained interests that you continue to carry in such loans.

Legacy did not sell any loans to the FHLBB during the periods presented. As a result, Legacy has not revised the disclosure on page 58.

Asset Quality, page 53

August 24, 2005

18.	Please revise to state the gross interest income that would have been recorded in the most recently presented period if your non-accrual loans had been current in accordance with their original terms and the amount of interest income on those loans that was included in net income for the period. Please refer to Item III.C.2 of Industry Guide 3.

Legacy has added disclosure on page 64 to state gross interest income that would have been recorded if non-accrual loans had been current and that no interest income on these loans was included in net income for the period.

19.	Please revise your disclosure to state concentration of loans exceeding 10% of total loans which are not otherwise disclosed as a category of loans, as of the end of the most recent period presented. Please refer to Guide 3, Item III.C.4.

Legacy has added disclosure on page 67 under “Lending Activities” to state that there were no loan concentrations exceeding 10% of total loans.

Allowance for Loan Losses, page 53

20.	Please explain why the ratio of allowance for loan losses to total loans ranged from 0.90 percent to 0.98 percent from 2000 to 2003 but ranged from 0.76 to 0.81 percent from 2004 to April 2005.

Legacy has added disclosure on page 66 to discuss the variations in the ratio of allowance for loan losses to total loans.

21.	We note your disclosure on page 40 that during 2003 management decided to increase general reserve levels for the portfolio as a whole after a thorough reevaluation of your methodology for establishing the allowance for loan losses. Please revise to describe the changes made to your methodology.

Legacy has added disclosure on page 49 that states that management changed its methodology for establishing the allowance for loan losses by establishing an additional minimum reserve level for its national commercial real estate portfolio.

Investment Activities, page 57

22.	Please revise your disclosure to name any security issuer, and state the aggregate book value and aggregate market value of the securities, when the aggregate book value of the securities exceeds ten percent of stockholders’ equity, as of the end of the latest period reported. Please refer to Guide 3, Item II(c).

August 24, 2005

Legacy has added disclosure on page 58 to indicate that Legacy does not hold securities of any issuers in which the aggregate book value of such securities exceeded 10% of equity.

Approvals Required, page 89

23.	Please explain who are “the corporators.”

Legacy has added disclosure on page 98 to describe the corporators.

Stock Pricing, page 90

24.	Please provide more detail regarding the procedures and substance of the analysis that led to the pricing of your stock including but not limited to the following:

•	disclose the experience and qualifications of Keller & Company to perform the appraisal;

•	discuss the selection and composition of the comparable group; and

•	discuss the methods of valuation.

In addition, please revise your statement on page 91 regarding the availability of a copy of the appraisal report to state that it is filed as an exhibit to the registration statement.

Legacy has added disclosure on page 100 to discuss Keller’s experience and qualifications, the selection and composition of the comparable group and the methods of valuation. In addition, Legacy has indicated on page 100 that the appraisal is filed as an exhibit to the registration statement.

Restrictions on Transfer of Subscription Rights and Shares, page 97

25.	Please disclose the “applicable regulations” to which you refer and the potential consequences to persons with subscription rights of violations. Please clarify in the caption and in the text the extent to which there are any limitations on transfer of shares. Distinguish between transfer before the conversion and transfer after the conversion.

As noted above in Legacy’s response to comment 6, Massachusetts regulations at 209 CMR 33.08(6)(a) prohibit the transfer of the legal or beneficial ownership of conversion subscription rights or the underlying securities to the account of another person. In addition, Massachusetts regulations at 209 CMR 33.11(a), (b) and (d) state that, in the event of a violation of the provisions of 209 CMR 33 (such as a transfer of subscription rights), the Commissioner has the authority to limit the subscription rights of any person, revoke stock purchase by any person and

August 24, 2005

issue civil monetary penalties. Legacy has revised disclosure on page 108 to address these issues. In addition, Legacy has clarified that the restrictions discussed above apply prior to completion of the conversion. The discussion of certain restrictions that will apply to directors, trustees, officers and corporators after the Conversion has been moved to follow this section.

Legacy has revised disclosure on page 108 to indicate that illegal transfers of subscription rights or the underlying securities are a violation of the federal securities laws, as discussed in Legacy’s response to comment 6.

Financial Statements, page F-1

26.	Please revise your financial statement index to include a note explaining why no financial statements for Legacy Bancorp, Inc. have been presented.

Legacy has revised disclosure on page F-1 to indicate that financial statements for Legacy Bancorp, Inc. are not included because Legacy Bancorp, Inc. was not in existence as of the date of the financial statements.

Note 1: Summary of Significant Accounting Policies—Loans Held for Sale, page F-10

27.	Given the significance of your loan sales during the periods presented, please revise as follows to clearly explain how you account for the sale of mortgage loans to secondary market investors:

•	Explain how you determine that the transfer of loans meet the criteria for sale treatment as set forth in paragraph 9 of SFAS 140. Clearly disclose each of the three criteria in that paragraph.

•	Clearly describe how any assets obtained or liabilities incurred in conjunction with these sales, including any guarantees or recourse obligations, were measured and recorded in your financial statements. Refer to paragraph 11 of SFAS 140.

•	Explain how you account for mortgage servicing rights, and describe how you measure these servicing assets, including the methodology used in determining their fair value.

Legacy has revised disclosure on page F-13 to discuss that the transfer of loans meets the criteria for sale treatment when control over assets has been surrendered. Page F-13 sets forth the three criteria that determine when control over transferred assets is deemed surrendered.

August 24, 2005

Legacy has added disclosure on page F-13 to indicate that loans sold in the secondary market are sold with servicing released and without recourse. Thus, there are no assets obtained or liabilities incurred in connection with these sales. As indicated in the revised disclosure, gains and losses are recorded to income/expense upon recognition of a sale.

Legacy has added disclosure on page F-12 under a new heading, “Servicing Assets,” to discuss how Legacy accounts for mortgage servicing rights, when material, how Legacy measures these assets and the methodology used in determining fair value.

Note 5: Loans, page F-22

28.	Please provide the disclosures required by paragraph 17(e) of SFAS 140 with respect to your mortgage servicing rights.

In accordance with paragraph 17(e) of SFAS 140, Legacy has added disclosure on page F-24 regarding its mortgage servicing rights.

Note 10: Other Secured Borrowings, page F-26

29.	We note your disclosure on page 51 that you occasionally purchase participation interests in commercial and real estate loans from outside financial institutions. Furthermore, from your disclosure on page F-26, it appears that you also issue participation interests in loans that you hold to outside financial institutions. Please revise to more clearly explain your policies and procedures regarding loan participations, including a discussion of how you account for such participations. In addition, more clearly explain the manner in which your loan participation agreements were modified in order to qualify for sale treatment under SFAS 140.

Please refer to Legacy’s response to comment 27 and the revised added disclosure on page F-13 regarding Legacy’s policy and procedures regarding loan participations, including how Legacy accounts for such participations. Legacy had added disclosure on page F-27 to indicate the manner in which Legacy’s loan participations were modified to qualify for sale treatment under SFAS 140.

Note 11: Federal Income Taxes, page F-27

30.	Please revise your disclosure to briefly describe the purpose of your REIT subsidiary, the reasons for its dissolution, and the financial statement impact of its dissolution.

Legacy has added disclosure on page F-31 to describe the purpose of its REIT subsidiary, the reasons for its dissolution an the impact on its financial statements.

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Note 12: Commitments and Contingencies, page F-30

31.	Please tell us whether you issue loan commitments to originate loans that will be held for sale. If so, tell us whether you have accounted for such loan commitments as derivatives in accordance with paragraph 3 of SFAS 149.

Loan commitments to originate loans that will be held for sale were not material and, in accordance with SFAS 133, have been omitted.

Exhibits

32.	Please file all exhibits including the opinions and an updated appraisal.

Legacy has included certain of the remaining exhibits in Amendment No. 1 and intends to file any remaining exhibits a subsequent amendment to the registration statement.

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If the Staff has any questions or needs any additional information, please call the undersigned at (312) 443-0238.

Very Truly Yours,

/s/ Janet O. Love

Janet O. Love